UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-12147

THRIFT PLAN OF DELTIC TIMBER CORPORATION

(Full title of the Plan)

DELTIC TIMBER CORPORATION

(Exact name of issuer of securities held pursuant to Plan)

210 East Elm Street, P. O. Box 7200, El Dorado, Arkansas	71731-7200
(Address of principal executive offices)	(Zip Code)

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension, Investment, and Employee Benefits Committee of

Deltic Timber Corporation:

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan of Deltic Timber Corporation (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Thrift Plan of Deltic Timber Corporation as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Shreveport, Louisiana

June 26, 2009

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Investments at fair value (Note 3)	$14,271,338	19,674,169

Liabilities
Accounts payable	620	943
Excess contributions payable to participants	8,603	—

Total liabilities	9,223	943

Net assets reflecting investments at fair value	14,262,115	19,673,226

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,809)	(11,625)

Net assets available for benefits	$14,259,306	19,661,601

See accompanying notes to financial statements.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Contributions
Employee	$974,254
Employer, net of forfeitures	579,770
Rollover and other	10,912

Total contributions	1,564,936

Investment income/(loss)
Dividends and interest	328,493
Net depreciation in fair value of investments	(6,446,202)

Total investment loss	(6,117,709)

Deductions
Distributions of benefits	842,664
Administrative expenses	6,858

Total deductions	849,522

Net decrease in net assets available for benefits	(5,402,295)

Net assets available for benefits
Beginning of year	19,661,601

End of year	$14,259,306

See accompanying notes to financial statements.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2008

Note 1 – Description of Plan

General

The Thrift Plan of Deltic Timber Corporation (“the Plan”) is a profit sharing, defined contribution plan covering each employee who is scheduled to work, or actually does work, 1,000 or more hours per year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). For a more complete description of the Plan’s provisions, refer to the Plan document.

The Plan is administered by Deltic Timber Corporation’s (“the Company”) Pension, Investment, and Employee Benefits Committee (“Plan Administrator”), whose members are appointed by the Company’s Board of Directors. SunTrust Bank (“SunTrust” or the “Trustee”), Nashville N.A. is the Plan’s trustee, and FASCore, LLC is the record keeper for the Plan.

Contributions

Contributions to the Plan include (a) employee tax-deferred, earnings-reduction contributions, (b) employee after-tax supplemental contributions, (c) employer matching safe harbor contributions and (d) rollovers from other qualified plans.

A participant may contribute up to 50 percent of their eligible compensation to a tax-deferred account. Effective January 1, 2005, the employer will make a safe harbor contribution on behalf of each participant who makes a tax-deferred contribution to the Plan. The safe harbor contribution will equal 100 percent of the first 5 percent of eligible compensation that is contributed to the Plan. The employer may make additional voluntary matching contributions at its discretion. No such additional voluntary contributions were made in 2008. Tax-deferred contributions may not exceed the annual Internal Revenue Service limit. Participants may also contribute to an after-tax supplemental account not to exceed 10 percent of eligible compensation. After-tax supplemental contributions are not matched by the employer. Participants direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan. The Plan currently offers stock in the Company and 12 investment funds as options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.

Vesting

Effective January 1, 2005, the Plan was amended whereby participants working for the Company on that date became 100 percent vested in all previous matching employer contributions. Subsequently, participants will be immediately 100 percent vested in safe harbor contributions and in any additional voluntary matching contributions.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2008

Note 1 – Description of Plan (cont.)

Payment of Benefits

Upon attaining normal retirement age, disability or death, the participant (or his/her beneficiary) has the option to receive payment equal to the value of the participant’s account in a lump sum, in installment payments not to exceed 20 years with each annual installment equal to at least 5 percent of the account balance, or in a combination of lump sum and installments (for pre-1987 after-tax contributions). For termination of service for reason other than retirement, disability, or death, a participant may receive the value of the vested account balance as a lump sum distribution.

Although the Plan is designed specifically for retirement, a participant may request an in-service withdrawal from the Plan while actively employed. A participant may withdraw employee after-tax supplemental contributions, Pre-2005 employer matching contributions, Pre-1987 deductible contributions, or Post-1986 matching employee contributions at a minimum of $250. Withdrawals from these accounts are limited to once every 12 months. Pre-1987 matching employee contributions may be withdrawn at any time and at any amount. Participants may be required to bear the cost of any distribution fees associated with an in-service withdrawal.

A participant may withdraw employee tax-deferred contributions or rollovers from other qualified plans under IRS hardship provisions only. “Hardship” is an immediate and heavy financial need in one of the following areas: (1) medical expenses incurred or necessary for the employee, spouse or dependents, (2) cost directly related to the purchase of a principal residence (not including mortgage payments), (3) preventing foreclosure or eviction from employee’s principal residence, (4) tuition fees, related educational fees and room and board expenses for the next 12 months of post-secondary education for employee, spouse or dependents, (5) funeral or burial expenses for the employee’s deceased parent, spouse or dependent, or (6) principal residence repair that qualifies for the casualty deduction. If a hardship withdrawal is taken, contributions are suspended for 6 months.

Employer contributions, employee tax-deferred or account earnings withdrawn from the Plan may be subject to a 10 percent penalty tax if the participant is not 59 1/2 years old or permanently disabled, or has died.

Forfeited Accounts

Forfeitures may arise if a participant’s separation of employment occurred prior to 2005. At December 31, 2008 and 2007, forfeited non-vested accounts totaled $851 and $11,557, respectively, and these accounts will be used to reduce future employer contributions. In addition, during 2008, employer contributions were reduced by $11,618 from forfeited nonvested accounts.

Administrative Expenses

The Company pays most administrative expenses. Participant level charges are paid by the plan.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2008

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment contracts held by the defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a common collective trust fund. Contract value for this common collective trust fund is based on the net asset value of the fund as reported by the investment advisor. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the common collective trust fund as well as the adjustment of the investment in the common collective trust fund from fair value to contract value relating to the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date. See Note 4 for information on fair value measurements

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2008

Note 3 – Investments

During 2008, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $6,446,202, as follows:

Mutual funds	$(4,773,008)
Common collective trust fund	74,852
Equity securities	(1,748,046)

$(6,446,202)

The following table presents investments that represent five percent or more of the Plan’s net assets at December 31, 2008 and 2007:

	2008	2007
Mutual funds:
Goldman Sachs Core Fixed Income Fund	$1,060,490	994,909
Fidelity Advisor Equity Income Fund	910,185	1,454,112
Vanguard 500 Index Signal Fund	991,775	1,503,589
MFS Total Return Fund 3	1,651,186	2,039,483
T. Rowe Price Growth Stock Fund	792,909	1,303,070
Royce Value Plus Service	736,784	1,146,132
Other[1]	2,164,167	3,430,409

	8,307,496	11,871,704

Common collective trust fund:
SunTrust Retirement Stable Asset Fund	2,287,376	2,235,582

Equity securities:
Deltic Timber Corporation common stock	1,989,250	2,383,040
Murphy Oil Corporation common stock	1,687,216	3,183,843

	3,676,466	5,566,883

Total investments	$14,271,338	19,674,169

[1]	Individually less than five percent.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2008

Note 4 – Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•        Quoted prices for similar assets or liabilities in active markets;

•        Quoted prices for identical or similar assets or liabilities in inactive markets;

•        Inputs other than quoted prices that are observable for the asset or liability;

•        Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Common collective trust fund: These investments are investment vehicles valued using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2008

Note 4 – Fair Value Measurements (cont.)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$8,307,496	—	—	8,307,496
Common collective trust fund	—	2,287,376	—	2,287,376
Common stocks	3,676,466	—	—	3,676,466

Total assets at fair value	$11,983,962	2,287,376	—	14,271,338

Note 5 – Income Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated February 24, 2004, that the Plan and related trust was designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan has been amended since the date of this letter; however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 6 – Related Party Transactions

Certain Plan investments are a common collective trust fund sponsored by SunTrust and common stock of the Company. SunTrust is the Trustee of the Plan and the Company is the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions.

Note 7 – Plan Amendments

Effective January 1, 2008, the Company amended the Plan to reflect changes made in final regulations issued under Code Section 415.

Note 8 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2008

Note 9 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

The plan through its investment in the common collective trust fund invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Note 10 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$14,259,306	19,661,601
Accrued administration fees	620	943
Excess contributions due to participants	8,603	—

Net assets available for benefits per Form 5500	$14,268,529	19,662,544

The following is a reconciliation of employee contributions per the financial statements to Form 5500 for the year ended December 31, 2008:

2008
Employee contributions per the financial statements	$974,254
Excess contributions due to participants	8,603

Employee contributions per Form 5500	$982,857

Employee contributions in the financial statements have been reduced by excess contributions payable as of December 31, 2008. The Form 5500 reports excess employee contributions on the cash basis.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2008

Note 10 – Reconciliation of Financial Statements to Form 5500 (cont.)

The following is a reconciliation of administrative expenses per the financial statements to Form 5500 for the year ended December 31, 2008:

2008
Administrative expenses per the financial statements	$6,858
Change in administrative expenses payable	323

Administrative expenses per Form 5500	$7,181

Administrative expenses are recorded on the cash basis in the Form 5500.

Note 11 – Subsequent Event

Effective April 1, 2009, the Dreyfus Bond Market Index Investment and the MFS International Value R3 Funds were added to the Plan as investment options for Plan participants. The Goldman Sachs Core Fixed Income Fund and the AllianceBernstein International Value Fund were closed to future contributions.

SUPPLEMENTAL SCHEDULE

SCHEDULE A

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) (2)

December 31, 2008

Identity of Issue	Description of Investment	Current Value
Equity securities
Deltic Timber Corporation common stock (1)	43,523.610 shares	$1,989,250
Murphy Oil Corporation common stock	38,043.199 shares	1,687,216

		3,676,466

Mutual funds
Fidelity Advisor Equity Income Fund	53,666.582 shares	910,185
Oppenheimer Equity Fund	96,012.857 shares	552,074
Royce Opportunity Fund Service	61,695.238 shares	336,856
Federated Mid Cap Index Fund	34,547.684 shares	450,156
T. Rowe Price Growth Stock Fund	41,710.123 shares	792,909
Vanguard 500 Index Signal Fund	14,448.931 shares	991,775
Goldman Sachs Core Fixed Income Fund	126,098.651 shares	1,060,490
Royce Value Plus Service	92,677.199 shares	736,784
Ridge Worth International Equity Index I	49,624.436 shares	511,132
MFS Total Return Fund 3	144,208.429 shares	1,651,186
Ridge Worth Prime Quality Money Market I	851.42 shares	851
Alliance Bernstein International Value	30,397.852 shares	313,098

		8,307,496

Common collective trust fund
SunTrust Retirement Stable Asset Fund (1)	56,177.731 shares	2,284,567

		$14,268,529

Notes

(1)	SunTrust is trustee of the Plan and, accordingly, is a party-in-interest. Additionally, Deltic Timber Corporation, as sponsor of the Plan, is a party-in-interest.
(2)	Information on cost of the investments is excluded as all investments are participant directed.

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

to

FORM 11-K

for

THRIFT PLAN of DELTIC TIMBER CORPORATION

Exhibit Number	Description of Exhibit
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm, dated June 26, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension, Investment, and Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Dated: June 26, 2009	By:	/s/ Kenneth D. Mann
Kenneth D. Mann, Vice President, Treasurer, Chief Financial Officer, and Vice Chairman of Pension, Investment, and Employee Benefits Committee, Deltic Timber Corporation